NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 1, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on September 17, 2007. Unless voluntarily converted into shares of Aquila Inc. common stock prior thereto, on September 15, 2007 (the ‘mandatory conversion date’), each PIES will automatically convert into shares of the company's common stock at the conversion rate, and the holder thereof will have the right to receive cash in an amount equal to the accrued and unpaid interest on the PIES to the mandatory conversion date. The conversion rate is equal to: if the average closing price per share of Aquila, Inc. common stock over a 20 trading day period ending on the third trading day immediately prior to the mandatory conversion date, which the company refers to as the ‘maturity price’, is greater than or equal to $3.11, which the company refers to as the ‘threshold appreciation price’, 8.0386 shares of Aquila, Inc. common stock per PIES; if the maturity price is less than the threshold appreciation price but is greater than $2.55, the ‘initial price’, a number of shares of the company's common stock determined by dividing $25 by the maturity price; and if the maturity price is less than or equal to the initial price, 9.8039 shares of Aquila, Inc. common stock per PIES. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 17, 2007.